Exhibit 99.1

DoubleDown Interactive Taps into Metaverse Through Investment in Epic Games

SEATTLE, WASHINGTON – January 13, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, announced today that it has recently completed a $1.5 million investment in Epic Games. Epic Games is a leading interactive entertainment company and provider of 3D engine technology.

Epic Games operates Fortnite, one of the world’s largest games with over 350 million accounts and 2.5 billion friend connections. Epic Games also develops Unreal Engine, which powers the world’s leading games and is also adopted across industries such as film and television, architecture, automotive, manufacturing, and simulation. Epic Games’ global hit Fortnite, released in 2017, recently drew attention as a representative metaverse platform, along with other games such as Roblox, Minecraft, and ZEPETO.

DoubleDown participated in the Epic Games investment through a venture fund led and managed by Gorilla PE and NCore Ventures along with a number of major Korean internet or gaming companies. DoubleDown has been, and continues to, evaluate opportunities within the greater metaverse and believes this investment presents a compelling opportunity to gain business exposure.

“This was an opportunistic investment for the Company that was generated by our partners in Korea and allows us to gain exposure to the rapidly growing metaverse, while we also continue to evaluate M&A opportunities that would be complementary to our core business,” said In Keuk Kim, Chief Executive Officer of DoubleDown.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,”

“will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com